UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AmNet Mortgage, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03169A108

(CUSIP Number)

Flagg Street Capital, LLC

Attn: Jonathan Starr

44 Brattle Street

Cambridge, MA 02138

(617) 876-6085

With a copy to:

Paul Bork, Esq.

Jeffrey Collins, Esq.

Foley, Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

(617) 832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03169A108	13D	Page 2 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jonathan Starr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 743,300 8. Shared Voting Power 9. Sole Dispositive Power 743,300 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 743,300
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.999%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03169A108	13D	Page 3 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Capital LLC I.R.S. Identification No. 74-3123494
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 743,300 8. Shared Voting Power 9. Sole Dispositive Power 743,300 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 743,300
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.999%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03169A108	13D	Page 4 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Partners LP I.R.S. Identification No. 16-1702721
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 145,293 8. Shared Voting Power 9. Sole Dispositive Power 145,293 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,293
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.955%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03169A108	13D	Page 5 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Partners Qualified LP I.R.S. Identification No. 16-1702722
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 156,986 8. Shared Voting Power 9. Sole Dispositive Power 156,986 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,986
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.112%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 03169A108	13D	Page 6 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Offshore, LP I.R.S. Identification No. 16-1702723
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 441,021 8. Shared Voting Power 9. Sole Dispositive Power 441,021 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 441,021
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.933%
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of AmNet Mortgage, Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 10421 Wateridge Circle, Suite 250, San Diego, CA 92121.

Item 2.	Identity and Background

This joint statement on Schedule 13D is being filed by Jonathan Starr, Flagg Street Capital LLC, Flagg Street Partners LP, Flagg Street Partners Qualified LP and Flagg Street Offshore LP, who are collectively referred to as the “Reporting Persons.” Mr. Starr is the controlling managing member of Flagg Street Capital LLC (“Capital”), which is the sole general partner of each of Flagg Street Partners LP (“Partners”), Flagg Street Partners Qualified LP (“Qualified”), and Flagg Street Offshore LP (“Offshore” and together with Partners and Qualified, the “Funds”). By virtue of his position, Mr. Starr has the power to vote and dispose of the shares of Common Stock held by each of the Funds. Information with respect to each of the Reporting Persons is as follows:

(1)	(a)	Jonathan Starr

	(b)	44 Brattle Street, Cambridge, MA 02138

	(c)	Mr. Starr is the controlling managing member of Capital.

	(d)	No

	(e)	No

	(f)	United States

(2)	(a)	Flagg Street Capital LLC, a Delaware limited liability company

	(b)	44 Brattle Street, Cambridge, MA 02138

	(c)	Capital is the sole general partner of, and manages and provides investment advice to, each of the Funds.

	(d)	No

	(e)	No

(3)	(a)	Flagg Street Partners LP, a Delaware limited partnership

	(b)	c/o Flagg Street Capital LLC, 44 Brattle Street, Cambridge, MA 02138

	(c)	Partners is a private investment fund engaged in the business of investing in securities.

	(d)	No

	(e)	No

(4)	(a)	Flagg Street Partners Qualified LP, a Delaware limited partnership

	(b)	c/o Flagg Street Capital LLC, 44 Brattle Street, Cambridge, MA 02138

	(c)	Qualified is a private investment fund engaged in the business of investing in securities.

	(d)	No

	(e)	No

(5)	(a)	Flagg Street Offshore LP, a Cayman Islands limited partnership

	(b)	c/o Flagg Street Capital LLC, 44 Brattle Street, Cambridge, MA 02138

	(c)	Offshore is a private investment fund engaged in the business of investing in securities.

	(d)	No

	(e)	No

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 743,300 shares of Common Stock for $6,584,863 using cash from the Funds. The shares of such Common Stock held by Partners and Qualified are held in margin accounts which from time to time may incur debit balances. Since other securities are held in such margin accounts, it is impracticable to determine the amounts, if any, borrowed with respect to such shares of Common Stock. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debit balance.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock of the Issuer based on their belief that such Issuer’s stock is undervalued and represents an attractive investment opportunity. The Reporting Persons have engaged in constructive meetings with management of the Issuer and now seek a dialogue with the Issuer regarding new strategies to create value for the Issuer’s stockholders. One such strategy is the execution of stock repurchases pursuant to the Issuer’s existing plan, as outlined in the letter from the Reporting Persons to the Board of Directors of the Issuer, attached as Exhibit 2 hereto and incorporated herein by reference.

Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the business strategy and actions of Management and the Board of Directors of the Issuer (the “Board of Directors”) to enhance the Issuer’s value to its stockholders; (iii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (v) general economic conditions; (vi) stock market and money market conditions; (vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange of ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) In the aggregate, the Reporting Persons beneficially own 743,300 shares of the Common Stock of the Issuer, representing approximately 9.999% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) Partners beneficially owns 145,293 shares of the Common Stock, representing approximately 1.955% of the class, (ii) Qualified beneficially owns 156,986 shares of the Common Stock, representing approximately 2.112% of the class, (iii) Offshore beneficially owns 441,021 shares of the Common Stock, representing approximately 5.933% of the class and (iv) Capital, as the sole general partner of each Fund, and Mr. Starr, as the controlling managing member of Capital, each beneficially own 743,300 shares of the Common Stock of the Issuer representing approximately 9.9551% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 7,433,407 shares of the Common Stock of the Issuer outstanding as of July 29, 2005, as reported in the most recent Form 10-Q of the issuer for the quarter ended June 30, 2005.

(b) By virtue of his position as the controlling managing member of Capital, Mr. Starr has the sole authority to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D.

(c) The following transactions in the Common Stock were conducted by Reporting Persons in the past 60 days:

Person	Date	No. of Shares Purchased/(Sold)	Purchase/(Sale) Per Share
Flagg Street Offshore, LP	09/08/2005	3,300	$9.1424

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchase and sale prices do not reflect brokerage commissions paid.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for matters described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangmenets, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement by and among Flagg Street Capital LLC, Jonathan Starr, Flagg Street Partners LP, Flagg Street Partners Qualified LP and Flagg Street Offshore LP dated September 12, 2005.

Exhibit 2 Letter from the Reporting Persons to the Issuer dated as of September 12, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 13, 2005

FLAGG STREET PARTNERS LP

By:	Flagg Street Capital LLC General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET PARTNERS QUALIFIED LP

By:	Flagg Street Capital LLC General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET OFFSHORE LP

By:	Flagg Street Capital LLC General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

JONATHAN STARR

By:	/s/ Jonathan Starr
Jonathan Starr

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of September 13, 2005, that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of common stock of AmNet Mortgage, Inc., and each amendment thereto, shall be filed with the Securities Exchange Commission.

FLAGG STREET PARTNERS LP

By:	Flagg Street Capital LLC General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET PARTNERS QUALIFIED LP

By:	Flagg Street Capital LLC General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET OFFSHORE, LP

By:	Flagg Street Capital LLC General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

JONATHAN STARR

By:	/s/ Jonathan Starr
Jonathan Starr

EXHIBIT 2

Flagg Street Capital

44 Brattle St.

Cambridge, MA 02138

September 12, 2005

Board of Directors

    c/o Mr. John M. Robbins

    Chief Executive Officer

AmNet Mortgage Inc.

10421 Wateridge Circle

Suite 250

San Diego, CA 92121

Gentlemen:

As you know, Flagg Street Capital LLC is one of the largest shareholders of AmNet Mortgage Inc. (“AmNet” or the “Company”) (Nasdaq: AMNT). As of September 9, 2005 we owned 743,300 shares of AMNT, representing nearly 10% of all outstanding shares, and we have owned shares in the Company for over a year. We view our investment in AmNet as an opportunity to participate in the long-term growth of a successful business. Since taking ownership, we have been pleased with the progress made by the Company in increasing its mortgage loan production, which we view as a vital step in the creation and realization of long-term shareholder value.

It is our belief that the current share price of AmNet fails to reflect the Company’s strong prospects for future loan origination growth and profitability. In fact, as of the close of trading on September 9th, AmNet’s shares were priced at $9.39, a level approximating the tangible book value of the Company. It appears that the market is ascribing no value whatsoever to AmNet’s sizable production franchise, which originated $12.7 billion of mortgage loans over the twelve months ended 8/31/05 (as reported in Company press releases).

In light of the Company’s severely undervalued stock and ample liquidity, we are writing this letter to recommend that, at a minimum, AmNet aggressively execute on its existing share repurchase program, either on the open market or through a formal tender offer. In the past the Company’s management and board took a conservative approach with excess corporate liquidity. We believe that this was prudent in light of the cash needs of the Company’s operations and the uncertainty surrounding its transformation to a self-funding mortgage bank. Now, however, that transformation is essentially complete. AmNet’s wholesale mortgage banking platform is robust and increasingly profitable. Yet still the market has not reflected this in the Company’s share price. We therefore strongly recommend that the Board take this opportunity to create value for long-term shareholders by repurchasing shares at the stock’s current low levels.

We would welcome the opportunity to further discuss with you our views on share repurchases and other long-term value creation opportunities.

Sincerely,

/s/ Jonathan Starr	/s/ Jay Kramb	/s/ Andrew Moss

Jonathan Starr	Jay Kramb	Andrew Moss